EXHIBIT 4.1
CERTIFICATE OF ELIMINATION
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
CIENA CORPORATION
               Ciena Corporation, a corporation organized and existing under the laws of the state of Delaware (the “Corporation”) does hereby certify that:
               1. At a meeting on December 12, 2007, the Board of Directors of the Corporation adopted the following resolutions approving the elimination of the Series A Junior Participating Preferred Stock, par value $.01 per share, of the Corporation (“Series A Preferred Stock”), which resolutions have not been amended or rescinded and remain in full force and effect:
“Whereas, the Rights Agreement previously entered into between the Corporation and Computershare Trust Company, NA (f/k/a BankBoston, NA) (as amended, the “Rights Agreement”) expires in accordance with its terms on December 29, 2007, and the Board has determined that it is advisable and in the best interests of the Corporation and its stockholders to eliminate the Series A Junior Participating Preferred Stock, par value $.01 per share, of the Corporation (“Series A Preferred Stock”) upon expiration of the Rights Agreement;
Now, therefore be it resolved, that none of the authorized shares of the Series A Preferred Stock are outstanding, and none of the authorized shares of Series A Preferred Stock will be issued pursuant to the Certificate of Designations of Series A Junior Participating Preferred Stock of the Corporation filed January 12, 1998 (the “Certificate of Designations”);
Be it further resolved, that the Corporation be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Third Restated Certificate of Incorporation, as amended, all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock;
Be it further resolved, that the officers of the Corporation be, and each of them hereby is, authorized and directed for and on behalf of the Corporation, to execute and deliver any and all certificates, agreements, instruments and other documents, and to take any and all steps and do any and all things which they may deem necessary, advisable or appropriate in order to effectuate the purposes of each and all of the foregoing resolutions.”
               2. None of the authorized shares of Series A Preferred Stock are outstanding and none will be issued subject to the Certificate of Designation previously filed in the office of the Secretary of State of the State of Delaware on January 12, 1998 with respect to the Series A Preferred Stock.
               3. In accordance with the provisions of Section 151(g) of the Delaware General Corporation Law, the Corporation’s Third Restated Certificate of Incorporation, as amended, is hereby amended so as to eliminate all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock.
               IN WITNESS WHEREOF, the undersigned has caused this Certificate of Elimination to be executed this 2nd day of January, 2008.

CIENA CORPORATION
By:	/S/Gary B. Smith
Gary B. Smith
President and Chief Executive Officer